Exhibit 99.(17)(a)(3)

Lord Abbett Municipal Income Fund, Inc.

Minnesota Tax-Free Income Fund

90 Hudson Street
Jersey City, New Jersey 07302-3973
888-522-2388

Dear Fellow Shareholder,

Since 1994, we have been proud to offer you the opportunity to invest in the Lord Abbett Minnesota Tax-Free Income Fund (the “Minnesota Fund”), a series of Lord Abbett Municipal Income Fund, Inc. During that time, the Minnesota Fund has provided shareholders with a steady stream of tax-free income. Looking ahead, however, we do not think the projected growth in assets of the Minnesota Fund will result in competitive performance and high-quality service to shareholders over the long term. Therefore, we are proposing to reorganize the Minnesota Fund into the Lord Abbett National Tax-Free Income Fund (the “National Fund”), a series of Lord Abbett Municipal Income Fund, Inc. The investment objectives and strategies of the Minnesota Fund and the National Fund are similar.

Please note that dividend income received by shareholders of the National Fund will not be exempt from Minnesota state income taxes or local taxes but will be exempt from federal income taxes. You may want to consult with your tax advisor.

In addition to continued income that is exempt from federal income taxes, we think investors in the Minnesota Fund may potentially benefit from this change in three significant ways:

•                  Lower transaction costs. Combining the assets of the Minnesota Fund with those of the National Fund will create a larger fund, with the potential for lower expenses through economies of scale.

•                  Better portfolio diversification. By investing in a larger fund, shareholders will be participating in the investment opportunities offered by a broader range of municipal bonds than was available only in the Minnesota Fund. Of course, greater diversification does not guarantee a profit or protect against losses in a declining market.

•                  Potential for higher yields. The Minnesota Fund, as currently structured, may invest just 20% of its net assets in high-yield debt securities (also known as lower rated securities or junk bonds), whereas the National Tax-Free Fund may invest up to 35% of its net assets in such securities. We believe this gives investors the potential for stronger returns over the long term.

As a shareholder, you are being asked to consider and approve an Agreement and Plan of Reorganization that would result in your shares of the Minnesota Fund being exchanged for those of the National Fund. If the shareholders of the Minnesota Fund approve the proposal, the National Fund will acquire all of the Minnesota Fund’s assets, subject to its liabilities. You will

Lord, Abbett & Co. LLC  90 Hudson Street Jersey City, NJ 07302-3973  T 888-522-2388  www.lordabbett.com
Lord Abbett mutual fund shares are distributed by Lord Abbett Distributor LLC.

receive shares of the National Fund equal in value and of the same share class as your investment in shares of the Minnesota Fund. The transaction will be a tax-free reorganization for federal income tax purposes, and you will not be charged any sales loads, commissions, or transaction fees in connection with the reorganization.  As a result of the reorganization, you will no longer be a shareholder of the Minnesota Fund; instead, you will be a shareholder of the National Fund.

The proposal, including key factors that you may find helpful in evaluating the proposal, is described more fully in the enclosed combined Prospectus/Proxy Statement.

These changes require your approval. We encourage you to review the enclosed materials and vote in favor of the proposal.

You can vote in any of the following ways (please refer to your proxy ballot):

•                  Via the Internet

•                  By phone

•                  By mail

•                  At the shareholder meeting: December 7, 2007, 9:00 a.m., at 90 Hudson Street, Jersey City, NJ 07302-3973

We encourage you to vote by the Internet or telephone, using the “control” number that appears on your proxy ballot. We must receive your vote by 9:00 a.m. on December 7, 2007, in order to count your vote. Regardless of the method you choose, please take the time to read the full text of the enclosed combined Prospectus/Proxy Statement before voting.

It is a privilege to manage the Minnesota Fund on your behalf. If you have any questions or need assistance voting, please contact your financial advisor or call us at 1-888-L-ABBETT (1-888-522-2388).

Sincerely,

/s/ Robert S. Dow
Robert S. Dow
Chairman of the Board